Exhibit 99.3

3SBio Inc. Announces Changes to its Board of Directors

SHENYANG, CHINA – March 21, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced changes to its board of directors (the “Board”).

Mr. Dan Lou, founder and chairman, will retire from the Board, effective April 1, 2012. Mr. Lou established Shenyang Sunshine Pharmaceutical Co. Ltd (“Shenyang Sunshine”) in 1993 and served as chairman, president and chief engineer. He became chairman of 3SBio upon its inception in 2006. Mr. Lou will remain an advisor to the Company.

Dr. Jing Lou, chief executive officer of 3SBio will assume the additional role of chairman, also effective April 1, 2012. Dr. Jing Lou is a co-founder, chief executive officer and director of 3SBio. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995, leading the manufacturing processes development for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in molecular and cell biology in 1993 from Fordham University, where he researched interferon gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University. Dr. Lou also received an EMBA degree in 2007 from China Europe International Business School.

The board would also like to welcome Dr. Dongmei Su to the board as a director. Dr. Su is 3SBio’s vice president, R&D and is responsible for research and development and manufacturing process engineering. She is the named co-inventor for four of our patents. Dr. Su joined Shenyang Sunshine in 1993. She served as director of research and development since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992, and her master’s and doctor’s degrees in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001 and 2010, respectively.

Dr. Jing Lou, chief executive officer said, “On behalf of the Board, I would like to thank Mr. Lou for his significant contributions as a founder, chairman and key executive of the company. We wish him well with his well-earned retirement.” He continued, “We are also pleased to welcome Dr. Su to the Board as a director and look forward to her expertise, advice and counsel.”

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

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Investor Contacts
Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com